UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

A10 NETWORKS, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

3 West Plumeria Drive

(Address of Principal Executive Office (Street and Number))

San Jose, California 95134

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A10 Networks, Inc. (“A10” or the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Q”) by August 9, 2018, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously announced in the Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on July 2, 2018 (the “Restatement 8-K”), the Audit Committee of the Company’s Board of Directors completed an internal investigation into certain revenue recognition and internal control matters for the period beginning with the fourth quarter of 2015 and ending with the fourth quarter of 2017, and, in consultation with the Company’s management, concluded that the Company’s previously issued consolidated financial statements and other financial information, and the related report of its independent registered public accounting firm, each as contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and its condensed consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2016 and March 31, 2017 should no longer be relied upon and should be restated, because of errors in those financial statements.

The Company is continuing to evaluate the impact of the errors identified in the investigation on its internal control over financial reporting and disclosure controls and procedures, and expects to report one or more material weaknesses in internal control over financial reporting related to this matter and to report that its disclosure controls and procedures were not effective as of December 31, 2017.

As a result of these events, the Company has been unable to complete its preparation and review of the Form 10-Q in time to file within the five-day extension period provided under Rule 12b-25(b). The Company is working to complete the preparation of its financial statements for the year ended December 31, 2017, as well as the quarters ended March 31, 2018 and June 30, 2018, as soon as practicable. Due to the procedures required before such process can be completed, the Company is not able to predict at this time the exact dates for such filings, but currently expects to be able to make such filings in the third quarter of 2018. The Company also expects to provide during the third quarter an update on its business and financial performance in the first half of 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Constantino	(408)	325-8668

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Form 10-K for the year ended December 31, 2017

Form 10-Q for the quarter ended March 31, 2018

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including statements regarding our expectations regarding the timing and outcome of our restatement of certain financial statements, including on previously announced Company financial results and the anticipated adjustments thereto.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the outcome of the Company’s completion of the quantification and evaluation of the specific impact of the errors in the Company’s revenue recognition practices on the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; the risk that the completion and filing of the reports will take longer than expected; pending litigation and the possibility of further legal proceedings adverse to the Company resulting from the restatement or related matters; the costs associated with the restatement; and the timing of the review by, and the conclusions of, our independent registered public accounting firm regarding the restatement. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

A10 NETWORKS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2018	By	/s/ Tom Constantino
Tom Constantino
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).